SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

RIGETTI COMPUTING, INC.

(Name of Issuer)

Common Stock

(Class of Securities)

76655K 103

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 76655K 103

(1)	Name of Reporting Persons: Bessemer Venture Partners X Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,224,544 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,224,544 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,224,544 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.3% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 191,958,045 shares of common stock, par value $0.0001 per share (“Common Stock”) issued and outstanding as of September 30, 2024, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 12, 2024 plus 38,091,364 shares of Common Stock issued by the Issuer since September 30, 2024, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 25, 2024.

CUSIP: 76655K 103

(1)	Name of Reporting Persons: Bessemer Venture Partners X L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,565,505 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,565,505 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,565,505
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.4% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 191,958,045 shares of Common Stock issued and outstanding as of September 30, 2024, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 12, 2024 plus 38,091,364 shares of Common Stock issued by the Issuer since September 30, 2024, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 25, 2024.

CUSIP: 76655K 103

(1)	Name of Reporting Persons: Deer X & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,790,049 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,790,049 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,790,049 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 191,958,045 shares of Common Stock issued and outstanding as of September 30, 2024, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 12, 2024 plus 38,091,364 shares of Common Stock issued by the Issuer since September 30, 2024, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 25, 2024.

CUSIP: 76655K 103

(1)	Name of Reporting Persons: Deer X & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,790,049 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,790,049 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,790,049 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.7% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)

The percent of class was calculated based on 191,958,045 shares of Common Stock issued and outstanding as of September 30, 2024, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 12, 2024 plus 38,091,364 shares of Common Stock issued by the Issuer since September 30, 2024, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 25, 2024.

CUSIP: 76655K 103

This Amendment No. 2 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed by Bessemer Venture Partners X Institutional L.P. (“BVP X Inst”), Bessemer Venture Partners X L.P. (“BVP X”, and together with BVP X Inst, the “BVP X Funds”), Deer X & Co. L.P. (“Deer X LP”), and Deer X & Co. Ltd., (“Deer X Co,” and collectively with the BVP X Funds and Deer X LP, the “Reporting Persons”), which is the general partner of Deer X LP. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to the transactions described in Item 5(c) and dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time. Such transactions and dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of November 25, 2024, BVP X Inst had sole voting and dispositive power with respect to 5,224,544 shares of Common Stock of the Issuer, constituting approximately 2.3% of the Issuer’s Common Stock.

As of November 25, 2024, BVP X had sole voting and dispositive power with respect to 5,565,505 shares of Common Stock of the Issuer, constituting approximately 2.4% of the Issuer’s Common Stock.

As of November 25, 2024, Deer X LP, as the general partner of each of the BVP X Funds may be deemed to have sole voting and dispositive power with respect to all 10,790,049 shares of Common Stock of the Issuer owned by the BVP X Funds, constituting approximately 4.7% of the Issuer’s Common Stock.

As of November 25, 2024, Deer X Co, as the general partner of Deer X LP may be deemed to have sole voting and dispositive power with respect to all 10,790,049 shares of Common Stock of the Issuer owned by the BVP X Funds, constituting approximately 4.7% of the Issuer’s Common Stock.

The percent of class was calculated based on 191,958,045 shares of Common Stock issued and outstanding as of September 30, 2024, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 12, 2024 plus 38,091,364 shares of Common Stock issued by the Issuer since September 30, 2024, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on November 25, 2024.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) Except as disclosed in Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 19, 2024 and as set forth in the table below, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

	Date	Amount of Securities	Price per Share		Where and How Effected
BVP X Inst	11/21/2024	291,953	$1.51	*	Disposed in the Open Market
BVP X	11/21/2024	311,007	$1.51	*	Disposed in the Open Market
BVP X Inst	11/22/2024	353,489	$1.65	*	Disposed in the Open Market
BVP X	11/22/2024	376,558	$1.65	*	Disposed in the Open Market
BVP X Inst	11/25/2024	3,288,768	$2.79	*	Disposed in the Open Market
BVP X	11/25/2024	3,503,401	$2.79	*	Disposed in the Open Market

*	The price reported is a weighted average price. These shares were sold in multiple transactions.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) On November 25, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

CUSIP: 76655K 103

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2022).

Exhibit 99.2	Amended and Restated Registration Rights Agreement, dated March 2, 2022, by and among New Rigetti, the Sponsor and the other holders party thereto. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer with the SEC on March 7, 2022).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 27, 2024

BESSEMER VENTURE PARTNERS X L.P.

BESSEMER VENTURE PARTNERS X INSTITUTIONAL L.P.

By:	Deer X & Co. L.P., their General Partner

By:	Deer X & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER X & CO. L.P.

By:	Deer X & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER X & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue
Suite 104
Larchmont, NY 10538
Tel. 914-833-5300